26 November 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 146,200 Reed Elsevier PLC ordinary shares at a price of 1092.4079p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 134,124,635 ordinary shares in treasury, and has 1,136,163,277 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 34,677,801 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 84,500 Reed Elsevier NV ordinary shares at a price of €19.3972 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 77,966,344 ordinary shares in treasury, and has 659,005,852 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 20,071,151 shares.